SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   19  )

                                 XTRA Corporation
                                 (Name of Issuer)

                     Common Stock, $.50 par value per share
                         (Title of Class of Securities)

                                  984138-10-7
                                 (CUSIP Number)
                                 Gilbert Butler
     c/o Butler Capital Corporation, 767 Fifth Avenue, New York, NY 10153
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 10, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                     PAGE 1







CUSIP No.  984138-10-7                                  Page 2 of 8

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Associates II, L.P.  13-3212010

2.        Check the appropriate box is a member of a group           (a)
                                                                     (b)  x

3.        SEC use only

4.        Source of Funds:  WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  0
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  0

11.       Aggregate amount beneficially owned by each reporting person:
          0

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  0.0%

14.       Type of reporting person:  PN











CUSIP No.  984138-10-7                                  Page 3 of 8

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Management II, L.P.  13-3189979

2.        Check the appropriate box is a member of a group           (a)
                                                                     (b)  x

3.        SEC use only

4.        Source of Funds:  Not applicable

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  344,363
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  344,363

11.       Aggregate amount beneficially owned by each reporting person:
          344,363

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  2.0%

14.       Type of reporting person:  PN












CUSIP No.  984138-10-7                                  Page 4 of 8

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Associates III, L.P.  13-3189979

2.        Check the appropriate box is a member of a group           (a)
                                                                     (b)  x

3.        SEC use only

4.        Source of Funds:  WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  0
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  0

11.       Aggregate amount beneficially owned by each reporting person: 0

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  0.0%

14.       Type of reporting person:  PN















CUSIP No.  984138-10-7                                  Page 5 of 8

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Mezzanine Lending Management III, L.P.  13-3468287

2.        Check the appropriate box is a member of a group           (a)
                                                                     (b)  x

3.        SEC use only

4.        Source of Funds:  Not applicable

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  344,363
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  344,363

11.       Aggregate amount beneficially owned by each reporting person:
          344,363

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  2.0%

14.       Type of reporting person:  PN













CUSIP No.  984138-10-7                                  Page 6 of 8

1.        NAME OF REPORTING PERSON - S.S. or I.R.S. Identification No. of Above
          Person:  Gilbert Butler  ###-##-####

2.        Check the appropriate box is a member of a group           (a)
                                                                     (b)  x

3.        SEC use only

4.        Source of Funds:  Not applicable

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.        Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

           7. Sole Voting Power:
           8. Shared Voting Power:  344,363
           9. Sole Dispositive Power
          10. Shared Dispositive Power:  344,363

11.       Aggregate amount beneficially owned by each reporting person:
          344,363

12. Check box if the aggregate amount in row (11) excludes certain shares:

13.       Percent of class represented by amount in row (11):  2.0%

14.       Type of reporting person:  PN












              Amendment No. 19 to Schedule 13D - XTRA Corporation

          This Amendment No. 19 to Schedule 13D relating to the Common Stock, $0.50 par value per share, of XTRA Corporation (the "Issuer") is filed to reflect the following information:

          Item 5 of Schedule 13D is hereby amended by deleting it in its entirety and adding the following:

          "(a); (b) As of April 10, 1995, MLA II and MLA III own no shares of Common Stock and MLM II, MLM III, and Mr. Butler own directly 142,944, 142,944, and 58,475 shares of Common Stock, respectively (approximately 0.8%, 0.8% and 0.3%, respectively, of the issued and outstanding shares of Common Stock based upon the most recently available filing by the Issuer with the Securities and Exchange Commission). Under contractual arrangements among MLM II, MLM III and Mr. Butler, Mr. Butler is in a position to exercise control over MLM II and MLM III.

          MLM II, MLM III and Mr. Butler may be deemed to be acting together, or to have agreed to act together, for the purpose of acquiring, holding, voting or disposing of Common Stock. As a result, each of MLM II, MLM III and Mr. Butler may be deemed to beneficially own the shares of Common Stock directly or beneficially owned by the other. Each of MLM II, MLM III and Mr. Butler may thus be deemed to beneficially own 344,363 shares of Common Stock (approximately 2.0% of the issued and outstanding shares of Common Stock based upon the most recently available filing by the Issuer with the Securities and Exchange Commission).

          (c) On April 10, 1995, MLA II and MLA III distributed in kind to their respective limited and general partners 1,131,100 and 1,131,100 shares of Common Stock, respectively, including 142,944 to MLM II and 142,944 to MLM III.

          (d) The partners of each of MLM II and MLM III have an economic interest in dividends from, and the proceeds of sales of, Common Stock owned directly by MLM II and MLM III.

          (e) On April 10, 1995, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock."










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                                   Signatures

          After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                  MEZZANINE LENDING ASSOCIATES II, L.P.
                       By:  Mezzanine Lending Management II, L.P.
                  MEZZANINE LENDING MANAGEMENT II, L.P.
                  MEZZANINE LENDING ASSOCIATES III, L.P.
                       By:  Mezzanine Lending Management III, L.P.
                  MEZZANINE LENDING MANAGEMENT III, L.P.
                  GILBERT BUTLER


                  By:          /s/ Gilbert Butler
                     Gilbert Butler, as General Partner
                        and individually



Dated: April 11, 1995



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